UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Statement of Payment of Dividends in Cash.

Buenos Aires, May 9, 2018

Messrs.

Securities and Exchange Commission

Present

RE: RELEVANT INFORMATION – Statement of Payment of Dividends in Cash

To whom it may concern,

I am pleased to address this letter to you in my capacity of Head of Markets Relations of Grupo Supervielle S.A. in order to attach the notice that will be distributed to the markets.

Yours sincerely.

_______________________

Ana Bartesaghi

Alternate Head of Markets Relations

Grupo Supervielle S.A.

Grupo Supervielle S.A. announces the payment of dividends for the fiscal year ended on December 31, 2017

Buenos Aires, May 9, 2018 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that in accordance with the resolution of the Annual Ordinary and Extraordinary Shareholders Meeting held on April 24, 2018 and with the approval by the Board of Directors held today, cash dividends will be distributed to Shareholders for the amount of P$ 243,705,868.15 as from May 22, 2018.

The amount to be distributed is equivalent to 53.359745388% of the outstanding capital and the nominal value of its representative shares or P$0.53359745388 per outstanding share or P$2.66798726941 per ADS.

The Record Date of this dividend payment is May 21, 2018. Payment will be made through Caja de Valores S.A. (25 de Mayo 362, City of Buenos Aires, Republic of Argentina), in accordance with the Listing Rules of Bolsas y Mercados Argentinos (BYMA). ADS Holders will receive payment through the Depositary Bank, The Bank of New York Mellon.

The distribution is not subject to the 35% withholding provided under the section immediately following section 69 of the Income Tax Law, since it is derived from profits that have already been reached by the tax.

It is emphasized that the Company will timely comply with the publication of the respective payment notices in accordance with the requirements of the regulations of the Markets in which it is listed.

About Grupo Supervielle S.A.

The Company is a holding company with a long standing presence in the Argentine financial system and a competitive leadership position in certain attractive market segments. The Company was founded by the Supervielle family, which took its first steps in the banking sector in 1887 and is now controlled by Patricio Supervielle. Its shares are listed in BYMA and NYSE since May 2016. The Company has developed a multi-brand business model to differentiate financial products and services offered to a broad spectrum of individuals, small and medium-sized enterprises and large companies in Argentina. To date, the Company is made up of Banco Supervielle, Cordial Compañía Financiera, Tarjeta Automática, Supervielle Seguros, Espacio Cordial de Servicios, Supervielle Asset Management, Micro Lending and Sofital.

Ana Bartesaghi

5411-4324-8132

ana.bartesaghi@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

gustavo.tewel@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

nahila.schianmarella@supervielle.com.ar

Valeria Kohan

5411-4340-3013

valeria.kohan@supervielle.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 9, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer